[redacted]

DD 12/4/14

SECUR 14042145 SION

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DEC 0 2 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amherst Pierpont Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

281 Tresser Blvd 9th floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Vitale 203 428-2575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/4/14

OATH OR AFFIRMATION

I, Paul Vitale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pierpont Securities LLC, as of September 30, 2014, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer M Martin
Notary Public-Connecticut
My Commission Expires
June 30, 2015

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pierpont Securities LLC and Subsidiaries

Consolidated Statement of Financial Condition
September 30, 2014

Pierpont Securities LLC and Subsidiaries
Index
September 30, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Pierpont Securities LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Pierpont Securities LLC and its subsidiaries at September 30, 2014, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 26, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Pierpont Securities LLC and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2014

Assets		
Cash and cash equivalents	$	219,751,896
Cash segregated under federal regulations		10,000,000
Securities borrowed		1,304,772,915
Securities purchased under resale agreements, net at fair value		6,448,023,398
Deposits at clearing organizations		92,838,172
Receivable from broker-dealers and clearing organizations, net		142,491,416
Receivable from customers		28,157,745
Financial instruments owned, at fair value (including securities pledged of $1,595,312,338)		1,834,139,106
Accrued interest receivable		13,811,479
Fixed assets and leasehold improvements, net		1,582,072
Due from affiliate		1,924,910
Security deposits		447,404
Other assets		1,011,313
Total assets	$	10,098,951,826
Liabilities		
Securities loaned		367,177,040
Securities sold under repurchase agreements at fair value, net		8,955,585,340
Payable to broker-dealers and clearing organizations, net		159,838,762
Payable to customers		2,347,318
Securities sold, not yet purchased, at fair value		425,356,400
Accrued interest payable		7,664,888
Other liabilities		13,145,210
Total liabilities		9,931,114,958
Commitments (Note 10)		
Member's equity		
Member's equity		167,836,868
Total liabilities and member's equity	$	10,098,951,826

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Pierpont Securities LLC ("PSL") together with its subsidiaries (collectively the "Company") is principally engaged in the purchase, sale and financing of fixed income securities, primarily US government securities, US government agency debentures, US Agency mortgage-backed pass-through securities, corporate debentures and exchange traded derivatives. The Company also trades for its own account and was engaged in the capital markets and advisory services business. The Company's customers are institutional and middle market enterprises including asset managers, hedge funds, mutual funds and regional financial institutions. PSL is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company, headquartered in Stamford, Connecticut, is wholly owned by Pierpont Capital Holdings LLC (the "Parent Company" or the "Member") which is owned by external private equity investors, the founding members and Pierpont Employee Investments LLC (PEIL). PEIL is owned by certain qualified employees of the Parent Company. On February 3, 2010, the Parent Company received $200,000,000 in commitments from the external private equity investors, all of which has been drawn as of September 30, 2011. The Parent Company has contributed $212,341,428 of capital contributions to the Company as of September 30, 2014. No member shall be entitled to borrow or withdraw any amount from the Parent Company without the prior written approval of the Board of the Parent Company. Refer to note 15 for further withdrawal restrictions.

On October 17, 2012, PSL acquired 100% of the shares of Cortview Capital Holdings Inc., renamed Pierpont Capital Advisors, Inc. ("PCA, Inc.") and its subsidiary Cortview Capital Securities LLC, a privately-held national fixed-income, middle market broker-dealer. Cortview Capital Securities LLC was renamed Pierpont Capital Advisors LLC ("PCA"). During 2013, the trading operation of PCA was reorganized into PSL and on September 30, 2013, PCA filed with its regulators a request for full withdrawal as a registered broker-dealer. PCA, Inc. and PCA have been liquidated.

2. Significant Accounting Policies

Basis of Presentation

The Company's consolidated statement of financial condition include the accounts of the Company and all of its majority owned subsidiaries. All material intercompany balances have been eliminated. The Company's consolidated statement of financial are prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the consolidated statement of financial condition is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2014 are comprised of cash in bank accounts totaling $219,751,896.

At September 30, 2014, $10,000,000 has been segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

At September 30, 2014, $213,346,374 of cash and cash equivalents and the $10,000,000 of segregated cash were deposited with one financial institution.

Fixed Assets
Fixed assets are carried at cost, net of accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of the asset of three to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Computer equipment and software are depreciated on a straight-line basis over the estimated useful life of the asset of three years.

Security Deposits
Security deposits at September 30, 2014 of $447,404 have been deposited under operating lease agreements on five of the Company's facilities.

Other Assets and Other Liabilities
Other assets primarily represent prepaid expenses including employee compensation and benefits.

Other liabilities include accrued expenses and cash collateral received from counterparties. Cash bonuses guaranteed to employees as part of employment contracts are accrued and expensed over the service period.

Financial Instruments Owned and Securities Sold, Not Yet Purchased, at Fair Value
The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the consolidated statement of financial condition. Financial instruments owned and securities sold, not yet purchased, are stated at fair value.

Collateralized Agreements
Transactions involving borrowed securities, securities loaned, securities purchased under resale agreements ("resale agreements") or securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized agreements or financings. The Company elected to account for its resale and repurchase agreements at fair value under the fair value option. For further discussion, please refer to note 6 of the consolidated statement of financial condition. Securities borrowed and securities loaned are recorded at the amount of cash collateral deposited or received. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company has pledged $1,595,312,338 of its financial instruments owned to counterparties that have the right to repledge these securities. The Company has no financial instruments pledged to counterparties that do not have the right to repledge the securities.

The Company has the right to sell or repledge all of the securities it has received under securities borrowed and securities resale agreements. These repledged securities have been used in the normal course of business.

At September 30, 2014, the Company has securities borrowed, resale agreements, securities loaned and repurchase agreements as follows:

	Borrowed Securities	Resale Agreements
Gross balance	$ 1,459,285,915	$ 29,221,206,159
Market value of collateral received	$ 1,423,384,082	$ 29,479,958,401

	Securities Loaned	Repurchase Agreements
Gross balance	$ 521,690,040	$ 31,733,668,725
Market value of collateral pledged	$ 511,545,837	$ 31,772,337,443

Please refer to note 5 about the Company's netting policy. The Company's counterparties to its repurchase agreements have the right by contract to sell or re-pledge the Company's pledged securities. At September 30, 2014, the Company had off-balance sheet forward commitments to enter into resale and repurchase agreements in the amounts of $3,950,000,000 and $2,852,812,500, respectively.

Income Taxes
No federal or state income taxes have been provided for as PSL is a limited liability company whereby it is not liable for federal or state income tax payments.

Equity Based Compensation
The Company measures and recognizes equity based compensation for all equity awards based on their estimated fair value as measured on the grant date. These costs are recognized as an expense in the consolidated statement of income over the requisite service period. Expected forfeitures are included in determining equity-based employee compensation expense. See Note 13 for further information on equity based compensation.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At September 30, 2014, receivable from and payable to broker-dealers consist of the following:

	Receivable	Payable
Fails to deliver / receive	$ 136,611,111	$ 148,668,153
Pending trades, net	-	5,415,600
Commodities and clearing brokers	3,513,607	3,905,064
Accrued interest	2,366,698	1,849,945
	$ 142,491,416	$ 159,838,762

The Company has an agreement with Pershing LLC (the "Clearing Broker") to clear certain customers' securities transactions on a fully disclosed basis. The agreement also includes provisions related to proprietary accounts of introducing brokers and dealers ("PAIB"). The

agreement provides for clearing charges at a fixed rate multiplied by the number of trades executed by the Company. Amounts due to the clearing broker consist primarily of the net funds from the settlement of trades and clearing and funding charges.

4. Receivable from and Payable to Customers

Receivable from customers of $28,157,745 includes debit balances related to securities trades of $27,710,239 which have reached the contractual settlement date, cash collateral pledged related to off-balance sheet transactions of $396,361and other receivables of $51,145.

Payable to customers of $2,347,318 includes excess cash collateral received related to off-balance sheet transactions of $1,278,895, credit balances related to securities trades which have reached the contractual settlement date of $727,421 and other payables of $341,002.

5. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC and FICC becomes the Company's counterparty.

At September 30, 2014, included in the securities purchased under resale agreements, net and securities sold under agreements to repurchase, net on the consolidated statement of financial condition are amounts under contracts with the FICC and with non FICC counterparties. The table below reflects the gross amounts related to these contracts and the netting applied in accordance with applicable accounting guidance at September 30, 2014:

	Resale Agreements	Repurchase Agreements	Accrued Interest receivable	Accrued Interest payable
Gross balance - FICC	$ 22,210,131,250	$ 29,341,506,000	$ 7,708,943	$ 8,948,524
Netting	(21,942,131,250)	(21,942,131,250)	(7,169,519)	(7,169,519)
Net balance - FICC	268,000,000	7,399,374,750	539,424	1,779,005
Gross balance - Non FICC	7,011,074,909	2,392,162,725	1,838,445	52,925
Netting	(836,971,375)	(836,971,375)	15,006	15,006
Net balance - Non FICC	6,174,103,534	1,555,191,350	1,853,451	67,931
Unrealized gains (losses)	5,919,864	(1,019,240)	-	-
	$ 6,448,023,398	$ 8,955,585,340	$ 2,392,875	$ 1,846,936

At September 30, 2014, the Company has pledged $29,354,997,086 of its securities related to the Company's repurchase agreements to FICC. The Company has pledged $2,417,360,356 of its securities related to repurchase agreements with non FICC counterparties.

Securities borrowed and securities purchased under resale agreements are collateralized by obligations of the U.S. government and its agencies.

At September 30, 2014, included in the securities borrowed and securities lent on the consolidated statement of financial condition are amounts under contracts with non FICC counterparties. Netting applied to the non FICC securities borrowed and securities lent was $154,513,000.

6. Fair Value Option for Resale and Repurchase Agreements

Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and for repurchase agreements. This option has been elected as the Company believes that its overall performance is more accurately measured when term resale and repurchase agreements are reported at their fair values. At September 30, 2014, resale agreements and repurchase agreements had unrealized gains of $5,919,864 and unrealized losses of $1,019,240, respectively.

7. Fair Value

Fair Value Measurement

The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value, are reflected in the consolidated statement of financial condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 — Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — Inputs are unobservable for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The fair values of certain financial instruments including cash, receivables from and deposits with clearing organizations and broker-dealers, receivable from and payable to customers, accrued interest receivable, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature.

Determination of Fair Value

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

Resale and Repurchase Agreements

To estimate the fair value of resale and repurchase agreements, cash flows are first evaluated taking into consideration the value and relative availability of the underlying collateral which are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the valuation hierarchy.

Securities and Exchange Traded Futures and Options

Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly liquid government bonds, and exchanged traded futures and options, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

The following table presents the investments carried on the consolidated statement of financial condition by level within the hierarchy as of September 30, 2014.

	Level 1	Level 2	Level 3	Balance as of September 30, 2014
Financial instruments owned, at fair value				
U.S. Treasury securities	$ 65,406,104	$ -	$ -	$ 65,406,104
U.S. Government agency securities	-	1,414,077,458	-	1,414,077,458
Corporate debt securities	-	345,961,710	116,500	346,078,210
Exchange traded options	-	-	-	-
Forward settling trades	-	8,577,335	-	8,577,335
Total	65,406,104	1,768,616,503	116,500	1,834,139,107
Resale Agreements	$ -	$ 6,448,023,398	$ -	$ 6,448,023,398
Securities sold, not yet purchased, at fair value				
U.S. Treasury securities	$ 213,422,866	$ -	$ -	$ 213,422,866
U.S. Government agency securities	9,911,583	6,325,003	-	16,236,586
Corporate debt securities	-	189,170,967	-	189,170,967
Exchange traded options	-	-	-	-
Forward settling trades	-	6,525,980	-	6,525,980
Total	$ 223,334,449	$ 202,021,950	$ -	$ 425,356,399
Repurchase Agreements	$ -	$ 8,955,585,340	$ -	$ 8,955,585,340

8. Derivatives

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate or any combination of these factors. The Company uses exchange-traded options and futures as part of its trading business. In addition, the Company enters into forward settling securities trades. The Company's activities in forward settling trades

include transactions in securities that are to be announced ("TBAs") and transactions in which the settlement date is a date beyond the time generally established by regulations or conventions in the market place or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risk. The Company records its derivative trading activities at fair value. The Company does not hold any derivatives designated in a formal hedge relationship under derivatives and hedge accounting.

	September 30, 2014		
	Notional Value	Asset Derivatives	Liability Derivatives
Exchange traded futures	$ 958,100,000	$ -	$ -
Exchange traded options		-	-
Forward trades	46,051,821,921	8,577,335	6,525,980
Total	$ 47,009,921,921	$ 8,577,335	$ 6,525,980

9. Fixed assets and Leasehold Improvements, Net

Fixed assets and leasehold improvements, net consisted of the following at September 30, 2014:

	Cost	Accumulated depreciation and amortization	Fixed assets and leasehold improvements, net
Computer equipment and software	$ 6,549,855	(5,360,107)	1,189,748
Leasehold improvements	1,513,775	(1,225,219)	288,556
Furniture and office equipment	674,568	(570,800)	103,768
	$ 8,738,198	(7,156,126)	1,582,072

10. Commitments

The Company has obligations under three operating lease agreements related to its facilities with initial noncancelable terms in excess of one year. Aggregate annual rental for office space over the Company's fiscal years are listed below:

Twelve months ended September 30,	
2015	$ 618,515
2016	98,164
	$ 716,679

The Company has entered into employment contracts in which the Company agreed to make guaranteed cash payments totaling $2,098,333 to be paid as follows:

Twelve months ended September 30,		
2015	$	1,629,333
2016		469,000
	$	2,098,333

Representations and Warranties
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's financial condition.

11. Off-Balance Sheet Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis.

12. Related Parties

The Parent Company, the Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby the Parent Company incurs the costs of personnel, insurance, office facilities, computer equipment, software and other services. The Company and PFS reimburse the Parent Company for these costs under the SLA.

At September 30, 2014, the consolidated statement of financial condition includes $1,924,910 in due from affiliate which represents advances to the Parent Company related to the reimbursement of future expenses under the SLA.

In addition, the Company provides PFS with clearing services, the use of its Stamford office facility, computer equipment, software and other services.

At September 30, 2014, there were securities borrowed transactions between the Company and PFS of $62,397,140.

Refer to Note 1 for additional related party disclosures.

13. Equity Based Compensation

The Parent Company has a restricted equity incentive plan which, through PEIL, provides for the grant of restricted Common units and Preferred units to eligible persons as incentives and rewards to encourage recipients to participate in the long term success of the Company. The plan was terminated on October 10, 2014 in conjunction with the merger with Amherst ASG Holdings. See Note 14.

The number of units awarded to any eligible person and the strike price per Common unit is determined by the Compensation Committee in accordance with the Parent Company's LLC Agreement. As of September 30, 2014 there were 32,083 of Common Units and 5,070 of Preferred Units authorized and 18,477 of Common Units and 1,841 of Preferred Units available for issuance under the restricted equity incentive plan.

During the year ended September 30, 2014, there were grants of 10,740 Common Units and 362 Preferred Units as noncash compensation to employees of the Company. Shares previously granted are subject to vesting schedules and resale restrictions as set forth in the restricted equity incentive plan. Compensation equivalent to the market value of the units at the date of grant is being amortized over vesting periods as determined by the Compensation Committee and specified in the Award agreements.

14. Subsequent Events

On October 10, 2014, the Parent Company acquired 100% of Amherst ASG Holdings, LLC ("ASG Holdings") through an exchange of the Parent Company's 316,386 shares equity units of the combined entity. The valuation of these shares has not yet been completed. ASG Holdings was the parent company of Amherst Securities Group, LP, a fixed-income broker-dealer focused on mortgage related, asset-backed and structured finance investments. Amherst Securities Group, LP was merged into the Company on the acquisition date. The combined entity will provide institutional and middle market clients with access to a broad range of fixed income products including residential and commercial mortgage-backed, asset backed and other highly-structured finance transactions, U. S. Treasuries, federal agency debentures, investment grade corporate securities and repo finance. In addition, the Company will offer industry-related analytics, an enhanced trading platform and a broader distribution network. This acquisition is being accounted for under the acquisition method of accounting in accordance with FASB ASC 805, "Business Combinations". Accordingly, the assets acquired and liabilities assumed are being recorded at their respective acquisition date fair values, and identifiable intangible assets recorded at fair value. Given the initial accounting for this business combination is incomplete, management is not yet able to disclose the preliminary fair value of assets acquired and liabilities assumed.

Pierpont
SECURITIES

Rule 17a-5 Statement of Compliance

November 26, 2014

DEC 0 2 2014

Paul Levenson, Regional Director
33 Arch Street, 23rd Floor
Boston, MA 02110-1424
Mr. Levenson,

We are providing this letter in connection with Pierpont Securities LLC's (the "Company") financial responsibility assertions under SEC Rule 17a-5 with respect to:

(1) the effectiveness of the Company's internal control over compliance with the financial responsibility rules during the period June 1, 2014 to September 30, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the effectiveness of the Company's internal control over compliance with the financial responsibility rules as of September 30, 2014 based on controls necessary to achieve the objectives of the responsibility rules,

(3) the Company's compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of September 30, 2014, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) being derived from the Company's books and records.

We confirm, to the best of our knowledge and belief, as of November 26, 2014, the Company is in compliance with the rules noted above and has fulfilled its responsibility for, establishing and maintaining a system of internal control with the objective of providing reasonable assurance that any instances of non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 409 and 2340 of the New York Stock Exchange, or Rule 2340 of the National Association of Securities Dealers (the "account statements rule") which are collectively referred to as the "financial responsibility rules", will be prevented or detected on a timely basis.

Mark Werner, Chief Executive Officer

Paul Vitale, Controller

Bruce James, Head of Operations

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Pierpont Securities LLC:

We have examined Pierpont Securities LLC's assertions, included in the accompanying 'Rule 17a-5 Statement of Compliance', that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period June 1, 2014 to September 30, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of September 30, 2014 based on controls necessary to achieve the objectives of the responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of September 30, 2014, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the National Association of Securities Dealers and Rule 409 of the New York Stock Exchange (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended September 30, 2014, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Pierpont Securities LLC's compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pierpont Securities LLC's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

November 26, 2014